Registration No. 333-238458-02

Dated February 4, 2022

Securities Act of 1933, Rule 424(b)(2)

UNDERLYING SUPPLEMENT TO THE PROSPECTUS SUPPLEMENT DATED JUNE 18, 2020, THE

PROSPECTUS SUPPLEMENT DATED JUNE 18, 2020 AND PROSPECTUS DATED JUNE 18, 2020

Credit Suisse AG

Medium-Term Notes

Underlying Supplement for the Bloomberg Commodity Indices

As part of our Medium-Term Notes program, Credit Suisse AG (“Credit Suisse”) from time to time may offer certain securities (the “securities”) linked to the performance of one or more Bloomberg Commodity Indices (as defined below) consisting of commodity futures contracts, each of which we refer to as a “commodity index” and also a “reference index,” or to a weighted basket of reference indices. We refer to such weighted basket as the “basket” and to each reference index included in the basket as a “basket component.” We refer generally to any reference index and basket component as an “underlying.” References to a “reference index,” “basket component” and “underlying” are deemed to include reference to any relevant successor underlying.

This prospectus supplement, which we refer to as an “underlying supplement,” describes some of the underlyings to which the securities may be linked. The specific terms of each security offered will be described in the applicable pricing supplement and product supplement.

With respect to any securities, you should read this underlying supplement, the related prospectus dated June 18, 2020, the related prospectus supplement dated June 18, 2020, any applicable product supplement, the applicable pricing supplement and any applicable free writing prospectus (each, an “offering document”) carefully before you invest. If the terms described in the applicable pricing supplement are different or inconsistent with those described herein (or with those described in the prospectus, prospectus supplement, any applicable product supplement or any applicable free writing prospectus), the terms described in the applicable pricing supplement will control.

This underlying supplement describes only select reference indices to which the securities may be linked. We do not guarantee that we will offer securities linked to any of the reference indices described herein. In addition, we may offer securities linked to one or more reference indices that are not described herein. In such case, we will describe any such additional reference index or reference indices in the applicable pricing supplement or any applicable product supplement or in another underlying supplement.

For risks related to an investment in the securities, please refer to the “Risk Factors” section in any accompanying product supplement and the “Selected Risk Considerations” or “Key Risks” section, as applicable, in the applicable pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this underlying supplement or any other offering document to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this underlying supplement is February 4, 2022.

TABLE OF CONTENTS

i

The Securities

We are responsible for the information contained and incorporated by reference in this underlying supplement. As of the date of this underlying supplement, we have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this document or the accompanying product supplement, prospectus supplement and prospectus is accurate as of any date other than the date on the front of this document.

We are offering securities for sale in those jurisdictions in the United States where it is lawful to make such offers. The distribution of this underlying supplement or the accompanying pricing supplement, product supplement, prospectus supplement or prospectus and the offering of securities in some jurisdictions may be restricted by law. If you possess this underlying supplement and the accompanying pricing supplement, product supplement, prospectus supplement and prospectus, you should find out about and observe these restrictions. This underlying supplement and the accompanying pricing supplement, product supplement, prospectus supplement and prospectus are not an offer to sell the securities and are not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or from any person to whom such offer or sale is not permitted. We refer you to the “Underwriting (Conflicts of Interest)” or “Supplemental Plan of Distribution” section, as the case may be, of the applicable product supplement and the “Supplemental Plan of Distribution (Conflicts of Interest),” “Supplement to the Plan of Distribution” or “Supplemental Plan of Distribution” section, as the case may be, of the applicable pricing supplement for additional information. If the terms described in the applicable pricing supplement are different or inconsistent with those described herein, the terms described in the applicable pricing supplement will control.

In this underlying supplement and accompanying pricing supplement, product supplement, prospectus supplement and prospectus, unless otherwise specified or the context otherwise requires, references to “we,” “us” and “our” are to Credit Suisse and its consolidated subsidiaries, and references to “dollars” and “$” are to U.S. dollars.

The Commodity Futures Markets

Each reference index is composed of one or more futures contracts on physical commodities. Futures contracts on physical commodities and commodity indices are traded on regulated futures exchanges, and physical commodities and other derivatives on physical commodities and commodity indices are traded in the over-the-counter market and on various types of physical and electronic trading facilities and markets. As of the date of this underlying supplement, all of the contracts included in the reference indices are exchange-traded futures contracts. An exchange-traded futures contract provides for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities provides for the payment and receipt of cash based on the level of the index at settlement or liquidation of the contract. A futures contract provides for a specified settlement month in which the cash settlement is made or in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”).

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin.” This amount varies based on the requirements imposed by the exchange clearing houses, but may be as low as 5% or less of the notional value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent daily payments as the price of the futures contract fluctuates. These payments are called “variation margin” and are made as the existing positions in the futures contract become more or less valuable, a process known as “marking to the market.”

Futures contracts are traded on organized exchanges, known as “designated contract markets” in the United States. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm, referred to as a “futures commission merchant,” which is a member of the clearing house. The clearing house guarantees the performance of each clearing member that is a party to a futures contract by, in effect, taking the opposite side of the transaction. Clearing houses do not guarantee the performance by clearing members of their obligations to their customers.

Unlike equity securities, futures contracts, by their terms, have stated expirations and, at a specified point in time prior to expiration, trading in a futures contract for the current delivery month will cease. As a result, a market participant wishing to maintain its exposure to a futures contract on a particular commodity with the nearest expiration must close out its position in the expiring contract and establish a new position in the contract for the next delivery month, a process referred to as “rolling.” For example, a market participant with a long position in November crude oil futures that wishes to maintain a position in the nearest delivery month will, as the November contract nears expiration, sell November futures, which serves to close out the existing long position, and buy December futures. This will “roll” the November position into a December position, and, when the November contract expires, the market participant will still have a long position in the nearest delivery month.

Futures exchanges and clearing houses in the United States are subject to regulation by the Commodity Futures Trading Commission. Exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. The structure and nature of trading on non-U.S. exchanges, however, may differ from this description.

The Reference Indices

We have derived all information contained in this underlying supplement regarding each reference index, including, without limitation, its composition, its method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, the sponsor(s) of each such reference index.

If any Bloomberg symbol for a particular reference index differs from, or is more precise than, any Bloomberg symbol referenced below, we will set forth the different, or more precise, Bloomberg symbol in the relevant pricing supplement. We have not participated in the preparation of, or independently verified, the information obtained from Bloomberg L.P.

Each reference index is developed, calculated and maintained by its respective sponsor(s) and/or publisher. Neither we nor any of the agents have participated in the preparation of such information or made any due diligence inquiry with respect to any reference index, sponsor(s) or publisher. We cannot give any assurance that all events occurring prior to the date of the applicable pricing supplement (including events that would affect the accuracy or completeness of the publicly available information described in the preceding paragraph) that may affect the level of any reference index (and therefore the level of any such reference index at the time we price the securities, as applicable) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the sponsor of any reference index could affect the interest, payment at maturity or any other amounts payable, if any, on the securities, as applicable, and therefore the market value of the securities in the secondary market, if any.

You, as an investor in the securities, should make your own investigation into any relevant reference index, sponsor(s) or publisher. The sponsors and publishers are not involved in the offer of the securities in any way and have no obligation to consider your interests as a holder of the securities. The sponsors and/or publishers have no obligation to continue to publish the reference indices, and may discontinue or suspend publication of any reference index at any time in their sole discretion.

The historical performance of a reference index is not an indication of its future performance and future performance may differ significantly from historical performance, either positively or negatively.

Information contained on certain websites mentioned below is not incorporated by reference in, and should not be considered part of, this underlying supplement or the accompanying prospectus supplement and prospectus.

The Bloomberg Commodity Indices

All information contained in this underlying supplement regarding the Bloomberg Commodity IndexSM and its single-commodity sub-indices (collectively, the “Bloomberg Commodity Indices”), including, without limitation, their make-up, methods of calculation and changes in their components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, Bloomberg Index Services Limited (“BISL” and, collectively with its affiliates, “Bloomberg”).

UBS Securities LLC (collectively with its affiliates, “UBS”) acquired AIG Financial Product Corp.’s commodity business as of May 6, 2009, at which time, UBS and Dow Jones & Company, Inc. (“Dow Jones”) entered into an agreement to jointly market the Bloomberg Commodity Indices. The joint marketing agreement with Dow Jones was terminated and on July 1, 2014, UBS entered into a commodity index license agreement with Bloomberg Finance L.P., whereby UBS engaged Bloomberg’s services for the calculation, publication, administration and marketing of the Bloomberg Commodity Indices. As a result of Bloomberg’s assumption of these functions, the “Dow Jones-UBS Commodity IndexesSM” were re-branded as the “Bloomberg Commodity IndexesSM.” In September 2020, Bloomberg acquired the Bloomberg Commodity Indices. The Bloomberg Commodity Indices are calculated, maintained and published by BISL. BISL has no obligation to continue to publish, and may discontinue the publication of, any of the Bloomberg Commodity Indices.

BISL calculates both a total return version and an excess return version of each of the Bloomberg Commodity Indices. For each of the Bloomberg Commodity Indices, its total return version reflects the returns on a fully collateralized investment in its excess return version. Accordingly, the total return version combines the returns of the relevant excess return version with returns on cash collateral invested in U.S. Treasury Bills. The cash collateral returns are calculated by using the most recent weekly auction high rate for 13-week (3-month) U.S. Treasury Bills, as reported on the website

http://www.treasurydirect.gov/ under the tab entitled “Auction Results” published by the Bureau of the Fiscal Service of the Department of the Treasury, or any successor source, which is generally published once per week on Monday. Information contained in such website is not incorporated by reference in, and should not be considered a part of, this underlying supplement or the relevant pricing supplement. The securities may be linked to the excess return version or the total return version of the Bloomberg Commodity Indices, as specified in the relevant pricing supplement.

Overview of the Bloomberg Commodity IndexSM

The Bloomberg Commodity IndexSM was introduced in July 1998 and is designed to be a highly liquid and diversified benchmark for commodities as an asset class. Currently, the Bloomberg Commodity IndexSM is composed of the prices of 23 exchange-traded futures contracts on 21 physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. For a general description of the commodity futures markets, see “The Commodity Futures Markets” above. The commodities included in the Bloomberg Commodity IndexSM for 2022 are as follows: aluminum, coffee, copper, corn, cotton, crude oil (West Texas Intermediate and Brent), gold, lean hogs, live cattle, low sulphur gas oil, natural gas, nickel, reformulated blendstock for oxygenate blending gasoline (“RBOB gasoline”), silver, soybean meal, soybean oil, soybeans, sugar, ultra-low sulfur diesel (“ULS diesel”), wheat (Chicago and Kansas City Hard Red Winter) and zinc. The Bloomberg Commodity IndexSM tracks futures contracts that trade on the Chicago Board of Trade (“CBOT”), the Chicago Mercantile Exchange (“CME”), the Commodities Exchange division of the New York Mercantile Exchange (“COMEX”), ICE Futures Europe, ICE Futures U.S., the London Metals Exchange (“LME”) and the New York Mercantile Exchange (“NYMEX”). Its component weightings are determined primarily based on liquidity data, which is the relative amount of trading activity of a particular commodity. The Bloomberg Commodity IndexSM is published by Bloomberg L.P. under the ticker symbols “BCOM” for the excess return version and “BCOMTR” for the total return version.

Overview of the Bloomberg Commodity IndexSM Sub-Indices

The single-commodity sub-indices of the Bloomberg Commodity IndexSM follow the methodology of the Bloomberg Commodity IndexSM, except that the calculation of each single-commodity sub-index utilizes the prices of the relevant futures contracts (listed under “—Composition of the Bloomberg Commodity IndexSM—Designated Contracts for Each Commodity”) and the relevant Commodity Index Multiplier (determined as described under “—Composition of the Bloomberg Commodity IndexSM—Commodity Index Multipliers”). The single-commodity sub-indices of the Bloomberg Commodity IndexSM are published by Bloomberg L.P. If the securities are linked in whole or in part to a single-commodity sub-index of the Bloomberg Commodity IndexSM, the ticker symbol will be provided in the relevant pricing supplement. In addition, because the Bloomberg Commodity IndexSM is the parent index of its single-commodity sub-indices, information in this underlying supplement relating to the Bloomberg Commodity IndexSM accordingly relates to each of its single-commodity sub-indices as well and should be read in conjunction with any individual description(s) of its single-commodity sub-indices provided in the relevant pricing supplement.

Benchmark Governance, Audit and Review Structure

BISL uses two primary committees to provide overall governance and effective oversight of its benchmark administration activities:

The Product, Risk & Operations Committee (“PROC”) provides direct governance and is responsible for the first line of controls over the creation, design, production and dissemination of benchmark indices, strategy indices and fixings administered by BISL, including the Bloomberg Commodity Indices. The PROC is composed of Bloomberg personnel with significant experience or relevant expertise in relation to financial benchmarks. Meetings are attended by Bloomberg Legal & Compliance personnel. Nominations and removals are subject to review by the Benchmark Oversight Committee, as discussed below.

The oversight function is provided by Bloomberg’s Benchmark Oversight Committee (“BOC”). The BOC is independent of the PROC and is responsible for reviewing and challenging the activities carried out by the PROC. In carrying out its oversight duties, the BOC receives reports of management information both from the PROC as well as Bloomberg Legal & Compliance members engaged in second level controls.

On a quarterly basis, the PROC reports to the BOC on governance matters, including but not limited to client complaints, the launch of new benchmarks, operational incidents (including errors and restatements), major announcements and material changes concerning the benchmarks, the results of any reviews of the benchmarks (internal or external) and material stakeholder engagements.

BISL’s index administration is also subject to Bloomberg’s compliance function, which periodically reviews various aspects of its businesses in order to determine whether it is adhering to applicable policies and procedures and to assess whether applicable controls are functioning properly. In addition, Bloomberg may from time to time appoint an independent external auditor with appropriate experience and capability to review adherence to benchmark regulation. The frequency of such external reviews will depend on the size and complexity of the operations and the breadth and depth of the index use by stakeholders.

As described in more detail below, the composition of the Bloomberg Commodity IndexSM is rebalanced by BISL each year pursuant to the established procedures by index managers operating within the PROC governance body under the oversight of the BOC oversight function. Any material deviations or changes from established procedures are subject to review by such bodies. In addition, to the extent practicable, BISL may solicit stakeholder feedback, including by means of an index advisory council. Once approved, the new composition of the Bloomberg Commodity IndexSM is publicly announced and takes effect in the month of January immediately following the announcement.

Four Main Principles Guiding the Creation of the Bloomberg Commodity IndexSM

The Bloomberg Commodity IndexSM was created using the following four main principles:

1)	Economic Significance. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the Bloomberg Commodity IndexSM uses both liquidity data and U.S. dollar-weighted production data in determining the relative quantities of included commodities. The Bloomberg Commodity IndexSM primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Bloomberg Commodity IndexSM also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (e.g., gold) relative to non-storable commodities (e.g., live cattle). Production data alone may also underestimate the investment value that financial market participants place on certain commodities and/or the amount of commercial activity that is centered on various commodities. Accordingly, production statistics alone do not necessarily provide as accurate a reflection of economic importance as the pronouncements of the markets themselves. The Bloomberg Commodity IndexSM thus relies on data that is both endogenous to the futures markets (liquidity) and exogenous to the futures markets (production) in determining relative weightings.

2)	Diversification. A second major goal of the Bloomberg Commodity IndexSM is to provide diversified exposure to commodities as an asset class. Disproportionate weighting of any particular commodity or sector increases volatility and negates the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the Bloomberg Commodity IndexSM is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

3)	Continuity. A third goal of the Bloomberg Commodity IndexSM is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the Bloomberg Commodity IndexSM from year to year. The Bloomberg Commodity IndexSM is intended to provide a stable benchmark, so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the Bloomberg Commodity IndexSM.

4)	Liquidity. Another goal of the Bloomberg Commodity IndexSM is to provide a highly liquid index. The explicit inclusion of liquidity as a weighting factor helps to ensure that the Bloomberg Commodity IndexSM can accommodate substantial investment flows. The liquidity of an index not only affects transaction costs associated with current investments, but it may also affect the reliability of historical price performance data.

These principles represent goals of the Bloomberg Commodity IndexSM, its creators and owners and there can be no assurance that these goals will be reached by BISL.

Composition of the Bloomberg Commodity IndexSM

The commodities that have been selected for possible inclusion in the Bloomberg Commodity IndexSM are believed by BISL to be sufficiently significant to the world economy to merit consideration for inclusion in the Bloomberg

Commodity IndexSM, and each such commodity is the subject of a qualifying related futures contract (a “Designated Contract”). With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the LME and the contracts for Brent crude oil and low sulphur gas oil, each of the potential commodities is currently the subject of at least one futures contract that trades on a U.S. exchange.

The 25 commodities currently eligible for inclusion in the Bloomberg Commodity IndexSM are as follows: aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, lead, lean hogs, live cattle, low sulphur gas oil, natural gas, nickel, platinum, RBOB gasoline, silver, soybean meal, soybean oil, soybeans, sugar, tin, ULS diesel, wheat and zinc.

The 21 commodities selected to be included in the Bloomberg Commodity IndexSM for 2022 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, lean hogs, live cattle, low sulphur gas oil, natural gas, nickel, RBOB gasoline, silver, soybean meal, soybean oil, soybeans, sugar, ULS diesel, wheat and zinc.

Designated Contracts for Each Commodity

Historically, through and including the composition of the Bloomberg Commodity IndexSM for 2022, BISL has chosen for each commodity one Designated Contract that is traded in North America and denominated in U.S. dollars (with the exception of several LME contracts, which are traded in London, and with the exception of crude oil, for which two Designated Contracts have been selected starting in 2012, and wheat, for which two Designated Contracts that are traded in North America have been selected starting in 2013). It is possible that BISL will in the future select more than one Designated Contract for additional commodities or may select Designated Contracts that are traded outside of the United States or in currencies other than the U.S. dollar. For example, in the event that changes in regulations concerning position limits materially affect the ability of market participants to replicate the Bloomberg Commodity IndexSM in the underlying futures markets, it may become appropriate to include multiple Designated Contracts for one or more commodities (in addition to crude oil and wheat) to enhance liquidity. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace the Designated Contract.

The 2022 Designated Contracts for the commodities underlying the Bloomberg Commodity IndexSM are set forth in the table below:

Commodity	Designated Contract	Exchange	Units	Price Quote
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	USD/metric ton
Cocoa	Cocoa	ICE Futures U.S.	10 metric tons	USD/metric ton
Coffee	Coffee “C”	ICE Futures U.S.	37,500 lbs	U.S. cents/pound
Copper*	Copper	COMEX	25,000 lbs	U.S. cents/pound
Corn	Corn	CBOT	5,000 bushels	U.S. cents/bushel
Cotton	Cotton No. 2	ICE Futures U.S.	50,000 lbs	U.S. cents/pound
Crude Oil (Brent)	Brent Crude Oil	ICE Futures Europe	1,000 barrels	USD/barrel
Crude Oil (WTI)	Light, Sweet Crude Oil	NYMEX	1,000 barrels	USD/barrel
Gold	Gold	COMEX	100 troy oz.	USD/troy oz.
Lead	Refined Standard Lead	LME	25 metric tons	USD/metric ton
Lean Hogs	Lean Hogs	CME	40,000 lbs	U.S. cents/pound
Live Cattle	Live Cattle	CME	40,000 lbs	U.S. cents/pound
Low Sulphur Gas Oil	Gas Oil	ICE Futures Europe	100 tonnes	USD/MT
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	USD/mmbtu
Nickel	Primary Nickel	LME	6 metric tons	USD/metric ton
Platinum	Platinum	NYMEX	50 troy oz.	USD/troy oz.
Silver	Silver	COMEX	5,000 troy oz.	U.S. cents/troy oz.
Soybean Meal	Soybean Meal	CBOT	100 short tons	USD/short ton
Soybean Oil	Soybean Oil	CBOT	60,000 lbs	U.S. cents/pound
Soybeans	Soybeans	CBOT	5,000 bushels	U.S. cents/bushel
Sugar	Sugar No. 11	ICE Futures U.S.	112,000 lbs	U.S. cents/pound
Tin	Refined Tin	LME	5 metric tons	USD/metric ton
ULS Diesel	ULS Diesel	NYMEX	42,000 gallons	U.S. cents/gallon
Unleaded Gasoline	RBOB	NYMEX	42,000 gallons	U.S. cents/gallon
Wheat (Chicago)	Soft Wheat	CBOT	5,000 bushels	U.S. cents/bushel
Wheat (KC HRW)	Hard Red Winter Wheat	CBOT	5,000 bushels	U.S. cents/bushel

Zinc	Special High Grade Zinc	LME	25 metric tons	USD/metric ton

*The Bloomberg Commodity IndexSM uses the copper contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices but LME contract volume data to determine the weighting for the Bloomberg Commodity IndexSM.

Source: Bloomberg

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities eligible for inclusion in the Bloomberg Commodity IndexSM are assigned to “Commodity Groups.” The Commodity Groups and the commodities composing each Commodity Group are as follows:

Commodity Group	Commodities
Energy	Crude Oil (WTI and Brent) Natural Gas RBOB Gasoline Low Sulphur Gas Oil ULS Diesel
Precious Metals	Gold Platinum Silver
Industrial Metals	Aluminum Copper Lead Nickel Tin Zinc
Livestock	Live Cattle Lean Hogs
Grains	Corn Soybeans Soybean Oil Soybean Meal Wheat (Chicago and KC HRW)
Softs	Cocoa Coffee Cotton Sugar

Source: Bloomberg

Target Weights Breakdown by Commodity and Group

BISL calculates the weightings of the commodities for each year in the third or fourth quarter of the year immediately prior to the year the relevant weightings are effective and publishes the results as promptly as practicable following the calculation. These new weightings are implemented in January of the effective year. The breakdown set forth below is based on the target weights and composition of the Bloomberg Commodity IndexSM for 2022.

Group	Commodity	Target Weight	Group Weight
Energy	WTI Crude Oil	8.0368820%	29.83%
	Natural Gas	7.9548670%
	Brent Crude Oil	6.9631180%
	Low Sulphur Gas Oil	2.6496240%
	RBOB Gasoline	2.1728010%
	ULS Diesel	2.0526330%
Grains	Corn	5.5899030%	22.58%

	Soybeans	5.7888440%
	Soybean Meal	3.5200260%
	Wheat (Chicago)	2.8463610%
	Soybean Oil	3.1716110%
	Wheat (KC HRW)	1.6636530%
Industrial Metals	Copper	5.3982920%	15.48%
	Aluminum	4.2457680%
	Zinc	3.1189270%
	Nickel	2.7134270%
Precious Metals	Gold	15.0000000%	19.75%
	Silver	4.7468930%
Softs	Sugar	2.7943260%	7.03%
	Coffee	2.7333550%
	Cotton	1.5032870%
Livestock	Live Cattle	3.5807520%	5.34%
	Lean Hogs	1.7546500%

Source: Bloomberg

Determination of Relative Weightings

The relative weightings of the component commodities included in the Bloomberg Commodity IndexSM are determined annually according to both liquidity and U.S. dollar-adjusted production data in 2/3 and 1/3 shares, respectively. For each of the commodities designated for potential inclusion in the Bloomberg Commodity IndexSM, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production is measured by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic U.S. dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the applicable index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic U.S. dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the applicable index. For primary commodities that appear in the Bloomberg Commodity IndexSM along with their derivatives (e.g., crude oil, together with low sulphur gas oil, RBOB gasoline and ULS diesel), the CPPs within that group of commodities are reassigned among the primary commodity and its derivative commodities to eliminate the double-counting production figures for the primary commodity that would otherwise occur if no adjustment were made. The same process is applied when more than one Designated Contract has been selected for a particular commodity. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with the diversification rules in order to determine the commodities which will be included in the Bloomberg Commodity IndexSM and their respective percentage weights.

Diversification Rules

The Bloomberg Commodity IndexSM is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the Bloomberg Commodity IndexSM, the following diversification rules are applied to the annual reweighting and rebalancing of the Bloomberg Commodity IndexSM as of January of the applicable year:

•	No single commodity (e.g., natural gas or silver) may constitute over 15% of the Bloomberg Commodity IndexSM;

•	No single commodity, together with its derivatives (e.g., WTI crude oil and Brent crude oil, together with ULS diesel, RBOB gasoline and low sulfur gas oil), may constitute more than 25% of the Bloomberg Commodity IndexSM;

•	No related group of commodities (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Bloomberg Commodity IndexSM; and

•	No single commodity (e.g., natural gas or silver) may constitute less than 2% of the Bloomberg Commodity IndexSM, as liquidity allows.

The last rule helps to increase the diversification of the Bloomberg Commodity IndexSM by giving even the smallest commodity within the basket a reasonably significant weight. Commodities with small weights initially may have their weights increased to higher than 2% by prior steps.

Following the annual reweighting and rebalancing of the Bloomberg Commodity IndexSM in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Commodity Index Multipliers

The new unit weights for each commodity included in the Bloomberg Commodity IndexSM are determined by calculating the applicable Commodity Index Multipliers (“CIMs”). Following application of the diversification rules discussed above, CIPs are incorporated into the Bloomberg Commodity IndexSM by calculating the new unit weights for each commodity. On the fourth business day of the month of January (the “CIM Determination Date”) following the calculation of the CIPs, the CIPs are combined with the settlement prices of all Designated Contacts for such day to create the CIM for each Designated Contract for each index component. This CIM is used to achieve the percentage weightings of the index components, in U.S. dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each index component will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Calculation

The excess return version of the Bloomberg Commodity IndexSM is calculated by BISL by applying the impact of the changes to the futures prices of commodities included in the Bloomberg Commodity IndexSM (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the excess return version of the Bloomberg Commodity IndexSM is a mathematical process whereby the CIMs for the index commodities are multiplied by the prices in U.S. dollars for the applicable Designated Contracts. These products are then summed. The percentage change in this sum is then applied to the prior Bloomberg Commodity IndexSM excess return level to calculate the new Bloomberg Commodity IndexSM excess return level.

The total return version of the Bloomberg Commodity IndexSM is calculated by BISL by applying the impact of the changes in the level of the excess return version of the Bloomberg Commodity IndexSM and adding interest that could be earned on funds committed to the trading of the underlying futures contracts. Once the level of the excess return version of the Bloomberg Commodity IndexSM is determined as discussed above, the daily return on a 13-week (3-month) U.S. Treasury Bill is added to the percentage change in the excess return version of the Bloomberg Commodity IndexSM (as compared with the prior Bloomberg Commodity IndexSM excess return level) to obtain the total return. The total return is then applied to the prior Bloomberg Commodity IndexSM total return level to calculate the new Bloomberg Commodity IndexSM total return level.

The Bloomberg Commodity IndexSM Is a Rolling Index

The Bloomberg Commodity IndexSM is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five BCOM Business Days (as defined below) each month according to a pre-determined schedule. This process is known as “rolling” a futures position. The Bloomberg Commodity IndexSM is a “rolling index.”

A “BCOM Business Day” means any day on which the sum of the CIPs for those index components that are open for trading is greater than 50%. For purposes of this definition, the CIPs used during any calendar year are those calculated in the preceding year and applied on the CIM Determination Date for that year; provided however, that on any day during such calendar year falling prior to or on the CIM Determination Date, the preceding year’s CIPs will be used for purposes of determining the existence of a BCOM Business Day.

Bloomberg Commodity IndexSM Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Bloomberg Commodity IndexSM may be adjusted in the event that BISL determines that any of the following index calculation disruption events exists:

•	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Bloomberg Commodity IndexSM on that day;

•	the settlement price of any futures contract used in the calculation of the Bloomberg Commodity IndexSM reflects the maximum permitted price change from the previous day’s settlement price;

•	the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Bloomberg Commodity IndexSM; or

•	with respect to any futures contract used in the calculation of the Bloomberg Commodity IndexSM that trades on the LME, a BCOM Business Day on which the LME is not open for trading.

License Agreement

“Bloomberg®” and the Bloomberg Commodity Indices are service marks of Bloomberg Finance L.P. and its affiliates, including Bloomberg Index Services Limited (“BISL”), the administrator of the Bloomberg Commodity Indices (collectively, “Bloomberg”), and have been licensed for use for certain purposes by Credit Suisse.

Any securities linked to the performance of one or more Bloomberg Commodity Indices are not sponsored, endorsed, sold or promoted by Bloomberg. Bloomberg does not make any representation or warranty, express or implied, to the owners of or counterparties to any such securities or any member of the public regarding the advisability of investing in securities or commodities generally or in any securities linked to the performance of one or more Bloomberg Commodity Indices particularly. The only relationship of Bloomberg to Credit Suisse is the licensing of certain trademarks, trade names and service marks and of the Bloomberg Commodity Indices, which are determined, composed and calculated by BISL without regard to Credit Suisse or any securities linked to the performance of one or more Bloomberg Commodity Indices. Bloomberg has no obligation to take the needs of Credit Suisse or the owners of any such securities into consideration in determining, composing or calculating the Bloomberg Commodity Indices. Bloomberg is not responsible for and has not participated in the determination of the timing, price, or quantities of any securities to be issued. Bloomberg shall not have any obligation or liability, including, without limitation, to customers of any securities linked to the performance of one or more Bloomberg Commodity Indices, in connection with the administration, marketing or trading of any such securities.

BLOOMBERG DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE BLOOMBERG COMMODITY INDICES OR ANY DATA RELATED THERETO AND SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. BLOOMBERG DOES NOT MAKE ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CREDIT SUISSE, OWNERS OF ANY SECURITIES LINKED TO THE PERFORMANCE OF ONE OR MORE BLOOMBERG COMMODITY INDICES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BLOOMBERG COMMODITY INDICES OR ANY DATA RELATED THERETO. BLOOMBERG DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE BLOOMBERG COMMODITY INDICES OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, TO THE MAXIMUM EXTENT ALLOWED BY LAW, BLOOMBERG, ITS LICENSORS, AND ITS AND THEIR RESPECTIVE EMPLOYEES, CONTRACTORS, AGENTS, SUPPLIERS, AND VENDORS SHALL HAVE NO LIABILITY OR RESPONSIBILITY WHATSOEVER FOR ANY INJURY OR DAMAGES—WHETHER DIRECT, INDIRECT, CONSEQUENTIAL, INCIDENTAL, PUNITIVE OR OTHERWISE—ARISING IN CONNECTION WITH ANY SECURITIES LINKED TO THE PERFORMANCE OF ONE OR MORE BLOOMBERG COMMODITY INDICES OR BLOOMBERG COMMODITY INDICES OR ANY DATA OR VALUES RELATING THERETO—WHETHER ARISING FROM THEIR NEGLIGENCE OR OTHERWISE, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.